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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             (AMENDMENT NO. 3/FINAL)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
             SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)
                            ------------------------

                        Suburban Ostomy Supply Co., Inc.
                        --------------------------------
                            (NAME OF SUBJECT COMPANY)

                             Inva Acquisition Corp.
                              Invacare Corporation
                              --------------------
                                    (BIDDERS)

                           Common Stock, No Par Value
                           --------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   864471 10 7
                                   -----------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             Thomas R. Miklich, Esq.
                    Chief Financial Officer, General Counsel,
                        Treasurer and Corporate Secretary
                              Invacare Corporation
                                One Invacare Way
                               Elyria, Ohio 44036
                                 (440) 329-6000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                              Dale C. LaPorte, Esq.
                          Calfee, Halter & Griswold LLP
                         1400 McDonald Investment Center
                               800 Superior Avenue
                              Cleveland, Ohio 44114
                                 (216) 622-8200



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                                                      -------------------------------------
CUSIP NO.    864471 10 7            14D-1 AND 13D     PAGE ______ OF _____ PAGES
         ---------------                              -------------------------------------

--------- ---------------------------------------------------------------------------------
      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Inva Acquisition Corp.

--------- ---------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a)[ ]
                                                                                     (b)[ ]

--------- ---------------------------------------------------------------------------------
      3   SEC USE ONLY


--------- ---------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*

          AF

--------- ---------------------------------------------------------------------------------

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
          PURSUANT TO ITEM 2(d) or 2(e)

--------- ---------------------------------------------------------------------------------

      6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts

--------- ---------------------------------------------------------------------------------
      7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON*
          10,486,248

--------- ---------------------------------------------------------------------------------

      8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES                                                                [ ]


--------- ---------------------------------------------------------------------------------
      9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          Approximately 91.8% of the Shares outstanding on a fully diluted basis as of
           January 22, 1998.
--------- ---------------------------------------------------------------------------------

      10  TYPE OF REPORTING PERSON
          CO

--------- ---------------------------------------------------------------------------------
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                                                     ----------------------------------------
CUSIP NO.     864471 10 7         14D-1 AND 13D      PAGE ______ OF _____ PAGES
         ----------------                            ----------------------------------------

--------- -----------------------------------------------------------------------------------
      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Invacare Corporation

--------- -----------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)[ ]
                                                                                   (b)[ ]


--------- -----------------------------------------------------------------------------------
      3   SEC USE ONLY


--------- -----------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*

          WC, BK

--------- -----------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]

--------- -----------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

--------- -----------------------------------------------------------------------------------

      7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON*
          10,486,248

--------- -----------------------------------------------------------------------------------

      8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES                                                              [ ]

--------- -----------------------------------------------------------------------------------

      9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          Approximately 91.8% of the Shares outstanding on a fully diluted basis as of January 22, 1998.
--------- -----------------------------------------------------------------------------------

      10  TYPE OF REPORTING PERSON
          CO

--------- -----------------------------------------------------------------------------------


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         This Amendment No. 3/Final amends the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D initially filed on December 22, 1997, as amended (the "Statement") by Invacare Corporation, an Ohio corporation (the "Parent"), and its wholly owned subsidiary Inva Acquisition Corp., a Massachusetts corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, no par value, of Suburban Ostomy Supply Co., Inc., a Massachusetts corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

         This Amendment No.3 reports the expiration of the Offer. This Amendment No.3 also constitutes an amendment to the Statement on Schedule 13D with respect to the acquisition by the Purchaser and Parent of beneficial ownership of the Shares.


Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 of the Schedule 14D-1 is hereby amended and supplemented by the following:

         At midnight, New York City time, on Thursday, January 22, 1998, the Offer expired. Based on the Depositary's report approximately 10,486,248 Shares were tendered pursuant to the Offer, of which 79,501 were tendered pursuant to notices of guaranteed delivery. On January 23, 1998, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance for payment resulted in Purchaser owning approximately 99.5 percent of the outstanding Shares (91.8 percent on a fully diluted basis). A copy of a press release of Parent announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(10) and is incorporated herein by reference in its entirety.


Item 11.   MATERIAL TO BE FILED AS EXHIBITS

         (a)(10) Text of Press Release dated January 23, 1998, issued by Parent.



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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1998

                              INVA ACQUISITION CORP.

                              By:
                              /s/ Thomas R. Miklich
                              -------------------------------------------------
                              Name:  Thomas R. Miklich
                              Title:  Treasurer

                              INVACARE CORPORATION

                              By:
                               /s/ Thomas R. Miklich
                              -------------------------------------------------
                              Name:  Thomas R. Miklich
                              Title:  Chief Financial Officer, General Counsel,
                                       Treasurer and Corporate Secretary



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                                  EXHIBIT INDEX

Exhibit No        Exhibit Name                                       Page Number
----------        ------------                                       -----------

(a)(10) Text of Press Release dated January 23, 1998, issued by Parent.